

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Domenic Dell'Osso, Jr.
President and Chief Executive Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

> **Re: Chesapeake Energy Corporation**
> **Registration Statement on Form S-4**
> **Filed February 29, 2024**
> **File No. 333-277555**

Dear Domenic Dell'Osso, Jr.:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

Background of the Merger, page 82

1. Please clarify your disclosure about the persons involved in negotiations or other activities. For example, where the disclosure refers to the Southwestern or Chesapeake Boards, or to Southwestern and Chesapeake management teams, or to the executive management of either or certain members of executive management of either, or to advisors of such bodies, please clarify which individuals in those bodies were present for the meeting or other activity and/or which advisor was present.

The Merger
Background of the Merger, page 82

2.   We note your reference to synergies considered by each of the Boards of Chesapeake and Southwestern throughout the negotiation, and under the sections for "Recommendation" of the Chesapeake and Southwestern Boards' and their "Reasons for the Merger." If there are both "Chesapeake Management Synergies Estimates" disclosed on page 112 and "Southwestern Projections Synergies" referenced in its advisors fairness opinion and used in various analyses, please disclose which synergy projection each Board relied on in making its recommendation, and which synergy projections are used in the "Southwestern Pro Forma Forecasted Financial Information" on page 110.

Chesapeake Management Synergies Estimates, page 112

3.   You disclose that Chesapeake management estimated capital synergies at an annual run-rate of $290 million and after-tax P&L synergies of $167 million (with an assumed annual cash tax rate of 13%), in each case phased-in 31% in 2024, 73% in 2025 and 100% in all years thereafter. Please discuss how these synergy projections compare to (i) disclosure on page 99 that Chesapeake believes that the Merger is expected to result in significant synergies of approximately "$400 million annually" and (ii) slide 9 of the "Investor Presentation" from January 11, 2024 filed as Exhibit 99.1 to a Form 8-K on that same day by Southwestern which provides a breakdown of $400 million in annual pro forma synergies among "Corporate and Regional costs," "D&C Cost Savings," and "Other Operating and Capital Savings."

Opinion of Southwestern's Financial Advisor, page 123

4.   We note that in rendering the opinion and performing its related financial analyses, Goldman Sachs discloses that it reviewed certain operating synergies projected by the management of Southwestern to result from the transaction (referred to in this section as "Southwestern Projections Synergies"). Such synergy projections appear used in both the "Illustrative Discounted Cash Flow Analysis — Pro Forma Combined Company" analysis and the "Illustrative Present Value of Future Share Price Analysis — Pro Forma Combined Company" analysis. Please disclose the Southwestern Projections Synergies shared with and used in various Goldman Sachs' analyses.

The Merger Agreement
Organizational Documents; Directors and Officers, page 146

5.   You disclose on page 24 and elsewhere that directors of the combined company will be a mix of directors selected by Chesapeake and Southwestern and that management of Chesapeake following the completion of the Merger will include officers and other key employees from Chesapeake and Southwestern. Please revise to identify each person who will serve as a director or an executive officer of the combined company. With respect to each person who will serve as a director or executive officer of the registrant, please also

provide the information required by Item 19(a)(7) of Form S-4. To the extent that you intend to incorporate any such information by reference, we note that your registration statement incorporates by reference the Form 10-Ks for Chesapeake and Southwestern for the fiscal year ended December 31, 2023. Chesapeake's Form 10-K in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed, and Southwestern's 10-K provides that the information required will be filed as an amendment to its Form 10-K within 120 days after the end of its fiscal year. If you intend to incorporate by reference the information required by Item 19(a)(7) of Form S-4, please be advised that we cannot accelerate the effective date of your registration statement until you and Southwestern Energy have either filed the definitive proxy statement or included the officer and director information in the Forms 10-K. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Lynch